

October 23, 2013

Via E-mail
Ms. Sherry McKinzey
Chief Financial Officer
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

> RE: **American International Industries, Inc.**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013 and September 5, 2013**
> **File No. 1-33640**

Dear Ms. McKinzey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Selling, General and Administrative, page 31

1. Your disclosure indicates that the 36.4% decrease is due to a decrease in stock-based compensation. Please tell us, and clarify in future filings, the reasons for the decrease in stock-based compensation.

Liquidity and Capital Resources, page 31

2. In future filings please disclose the reasons for the sale of Delta. Tell the reader the long term and short term strategic reasons for selling your subsidiary. In your response please show us the disclosure you will include in future filings.

3. You disclose that you believe cash on hand, operating cash flows and credit facilities will be sufficient to fund your operations for the next 12 months. We note that for at least the past two years that you have had significant operating cash flows and as of December 31, 2012 your credit facility was due to mature on April 30, 2013. In future filings please provide a more robust and accurate depiction of how you will meet short term and long term liquidity requirements.

Note 6 – Real Estate Held for Sale, page 50

4. We note that during 2012 six of the Dawn Condominium units were sold at a loss for $553,621; an average of approximately $92,270. Please tell us how you determined that the remaining nine condominium units were not impaired. Please provide us with your impairment analysis.

Note 9 – Intangible Assets

5. It appears that the majority of your operations are generated from the NPI segment. It appears that the NPI segment has significant recurring losses and decreasing revenues related to a loss of a significant customer during 2012. Please provide us with your goodwill impairment testing and provide us with your significant assumptions. Also, tell us when you perform your goodwill test each year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief